FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	March	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion Completes Acquisition of Certicom	2

Document 1

March 23, 2009

FOR IMMEDIATE RELEASE

Research In Motion Completes Acquisition of Certicom

Waterloo, ON – Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) has today completed its acquisition of Certicom Corp. (“Certicom”) (TSX: CIC) at a cash price of Cdn$3.00 per outstanding Certicom common share.

“Certicom’s technology and expertise complement RIM’s business and the industry leading BlackBerry® platform,” said Jim Balsillie, Co-CEO of RIM. “This acquisition further demonstrates our focus on delivering the best solutions for security-conscious businesses and government organizations around the world.”

“We have been working with RIM for many years and we’ve seen the tremendous results that our combined technologies have produced,” said Karna Gupta, CEO of Certicom, now a wholly-owned subsidiary of RIM. “By joining the RIM team, Certicom has an even greater opportunity to build on its strong foundation of delivering world-class security solutions across all our market verticals.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

-more-

This news release contains a forward-looking statement within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to the potential opportunities created by RIM’s acquisition of Certicom. The phrase “even greater opportunity” is intended to identify this forward-looking statement. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including its perception of the benefits of the proposed acquisition of Certicom. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statement, including, without limitation: RIM’s ability to successfully integrate the operations of Certicom; RIM’s ability to augment the deployment of Certicom’s technology and realize upon its anticipated growth prospects and potential synergies; RIM’s ability to attract and retain Certicom’s key employees following the acquisition; RIM’s ability to enhance Certicom’s current products and develop new products utilizing Certicom’s elliptic curve cryptography technology; risks relating to RIM’s and Certicom’s intellectual property rights; RIM’s ability to enhance its current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition. Certain of these risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statement. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 24, 2009	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer